Exhibit 99.2
Appendix 3E
Daily share buy-back notice
Rule 3.8A
Appendix 3E
Daily share buy-back notice
(except minimum holding buy-back and
selective buy-back)
Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001, 11/01/10

Name of Entity	ABN/ARSN

SIMS METAL MANAGEMENT LIMITED	69 114 838 630
We (the entity) give ASX the following information.
Information about buy-back
1	Type of buy-back
On-market share buy-back
2	Date Appendix 3C was given to ASX
7 October 2011
Total of all shares/units bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day	Previous day

3 Number of shares/units bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	971,989	100,000

4 Total consideration paid or payable for the shares/units	$12,621,125.90	$1,211,200.00
+ See chapter 19 for defined terms.

1/11/2010	Appendix 3E Page 1

Appendix 3E
Daily share buy-back notice
5	If buy-back is an on-market buy-back

Before previous day		Previous day

highest price paid:	13.9550	highest price paid:	$12.1900

lowest price paid:	12.1600	lowest price paid:	$12.0200

		highest price allowed under rule 7.33:	$13.2384
Participation by directors
6	Deleted 30/9/2001.

How many shares/units may still be bought back?
7	If the company/trust has disclosed an intention to buy back a maximum number of shares/units — the remaining number of shares/units to be bought back

19,531,882
Compliance statement
1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.
or, for trusts only:
1.	The trust is in compliance with all requirements of the Corporations Act as modified by Class Order 07/422, and of the trust’s constitution, relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	/s/ Frank Moratti	Date: 25/11/11

(Company secretary)
Print name:	Frank Moratti

+ See chapter 19 for defined terms.

Appendix 3E Page 2	1/11/2010